

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 25, 2009

Mr. Ron E. Hooper
Senior Vice President
Permian Basin Royalty Trust
U.S. Trust, Bank of America
Private Wealth Management
P.O. Box 830650
Dallas, Texas 75202

      Re: **Permian Basin Royalty Trust**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 2, 2009
             File No. 1-08033

Dear Mr. Hooper:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                           Sincerely,

                           H. Roger Schwall
                           Assistant Director